April 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck (Legal Branch Chief, Office of Real Estate and Commodities)

      Rahul Patel (Staff Attorney)

Re:       American Housing Income Trust, Inc.

Registration Statement on Form 8-A

Filed April 6, 2016

No. 333-150548

Withdrawal of Registration Statement on Form 8-A

 Dear Sirs:

On behalf of American Housing Income Trust, Inc., a Maryland corporation, we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form 8-A, together with all exhibits and amendments thereto (File No. 333-150548), as initially filed with the Securities and Exchange Commission (“Commission”) on April 6, 2016 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because it intends on seeking similar registration of the same class of securities on Form 8-A pursuant to Section 12(g) of the Exchange Act of 1934 upon effectiveness of its pending registration statement on Form S-11/A. None of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Anthony R. Paesano, Esq. of Paesano Akkashian Apkarian, P.C., via email at apaesano@paalawfirm.com or via facsimile at (248) 792-6885.

Should you have any questions regarding this request for withdrawal, please contact Anthony R. Paesano of Paesano Akkashian Apkarian, P.C. by telephone at (248) 792-6886.

Very truly yours,

AMERICAN HOUSING INCOME TRUST, INC.

/s/Jeff Howard
Jeff Howard
Chief Executive Officer, President and Director

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